Chicago New York Washington, DC London San Francisco Los Angeles Singapore
September 10, 2024	Dallas Miami vedderprice.com
VIA EDGAR	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Palmer Square Funds Trust Registration Statement on Form N-1A File Nos. 333-277718 and 811-23946

Dear Ms. Smiley:

On behalf of Palmer Square Funds Trust (the “Registrant”), we are responding to the staff’s comments provided telephonically on September 10, 2024, regarding the Registrant’s Pre-Effective Amendment 2 on Form N-1A filed on August 28, 2024 (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 3 to the Registration Statement filed concurrently herewith. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the prospectus and Statement of Additional Information included in Pre-effective Amendment No. 2. We note that no changes have been made to the financial statements contained in Pre-Effective Amendment No. 2.

1.	Comment: Please complete all blank and open items

Response: Registrant confirms all blanks and open items are complete.

2.	Comment: Please carry comments made for one Fund or in one place through the document to other places where such disclosure appears.

Response: Confirmed.

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September 10, 2024

3.	Comment: With respect to the fee table for each Fund, please bold the sentence stating that shareholders may pay additional fees and brokerage commissions.

Response: The requested change has been made.

4.	Comment: On p. 6 of the Prospectus under the risk captioned “Fluctuations of NAV and Market Price Risk” please disclose the impact on purchases as well as sales.

Response: Registrant has made the requested change.

5.	Comment: Please provide the broad-based index for each Fund.

Response: The broad-based index for each Fund will be the Bloomberg Aggregate Index.

6.	Comment: On p. 9 of the Prospectus, with respect to the non-Index constituents of the Debt CLO ETF and Senior Debt CLO ETF please confirm if pooled vehicles include private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response: Registrant confirms that pooled investment vehicles do not include vehicles relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

7.	Comment: Please confirm that if AFFE from other investment vehicles will equal or exceed ..01%, such amount will be shown in the fee table.

Response: Registrant so confirms.

8.	Comment: With respect the risk captioned “Tracking Error Risk”, please consider adding disclosure to the effect that tracking error may increase because the Funds may invest in non-index components.

Response: Registrant has made the requested change.

9.	Comment: With respect to the Registrant’s concentration policy, the staff does not believe that categorically excluding asset-backed securities from the concentration policy is consistent with Section 8(b)(1).

Response: Registrant has replaced the explanatory note following the enumerated policy as follows:

With respect to each Fund’s concentration policy as set forth above, as it relates to investments in asset-backed securities (including collateralized loan obligations), a Fund will look through to the underlying collateral pool and treat such investment as an investment in that industry for purposes of the Fund's investment restriction on concentration to the extent that it has reasonable access to such information.

10.	Comment: With respect to the description of Declaration of Trust, please disclose that the provisions with respect to derivative claims do not apply to claims under the federal securities laws.

Response: Registrant has made the requested changes.

September 10, 2024

11.	Comment: Please disclose that the appropriate forum for federal securities claims is the Southern District of New York and that such provision may be unenforceable.

Response: Registrant has made the requested the changes by clarifying the existing provision and including disclosure in the SAI

12.	Comment: Please revise the Declaration of Trust to clarify that the state court exclusive jurisdiction provision in the Chancery Court of the State of Delaware does not apply to claims under the federal securities laws.

Response: The Amended Declaration of Trust reflecting the requested change is filed with Pre-Effective Amendment No. 3.

13.	Comment: With respect to Article VII Section 3, please confirm that the phrase “permitted by applicable law” includes the federal securities laws (please refer to Comment 33 of Registrant’s response letter dated August 28, 2024).

Response: Registrant recognizes and affirms that the term applicable law includes the federal securities laws.

14.	Comment: Please file a revised consent of the auditor that specifically refers to the seed audit financial statements.

Response: The Registrant confirms that the auditor consent that specifically refers to the seed audit financial statements has been filed in Pre-Effective Amendment No. 3.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Joseph Mannon at 312-609-7883.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder